October 5, 2007

VIA EDGAR

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp

Definitive 14A

Filed March 9, 2007

File No. 00-8076

Ladies and Gentlemen:

We have received and reviewed your correspondence dated August 21, 2007 related to the Definitive 14A filed on March 9, 2007 (the “proxy” or the “filing”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) denoted above. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Compensation Discussion and Analysis, page 8

1.	It appears that the maximum possible awards under your cash incentive program for your CEO are materially smaller than the maximum awards available to other named executives. You go on to discuss the Committee’s conclusion regarding the difference in compensation between the CEO and other named executives. Discuss material differences between the compensation philosophies used to determine the compensation of different named executive officers. Please refer to Item 402(b)(2)(vii) of Regulation S-K and Section II.B.1. of Commission Release No. 33-8732A.

For 2006, the maximum payout for the CEO was set at 167% of target based on the compensation philosophy, incentive target and pay mix for the CEO. While the maximum percentage payout was smaller for the CEO, the payout opportunity in dollars was higher for the CEO than for the other executives, given the difference in their target award levels.

There is one compensation philosophy used to determine compensation for the named executive officers. As disclosed on page 10 of the proxy, the executive compensation program is intended to provide market median compensation for median performance relative to Fifth Third’s Compensation Peer Group and to pay at the 75th percentile for upper quartile performance relative to that Compensation Peer Group. Therefore, the resulting target and maximum compensation opportunities may differ across executives, based on the competitive market compensation practices specific to each job (e.g., the pay mix and growth potential).

2.	In the Compensation Discussion and Analysis, you disclose a number of performance factors that the Committee considered in making compensation awards. For example, you state that the Committee considers; EPS targets, ROE targets, the measurements discussed in the bullet points on page 14 and individual business line targets of named executives. However, you do not disclose the actual target amounts for any of these performance measurements, other than the raw EPS number for 2006. Revise to disclose the targets that materially affect the amount of compensation that the named executives earn or impact the vesting of prior awards. Also, if you did not disclose the specific performance targets because you believe that disclosure would cause competitive harm, please provide the staff with your analysis supporting this position, detailing your analysis of how you concluded that disclosing the targets would cause competitive harm to Fifth Third. Also, if you conclude that the disclosure of specific performance targets is confidential, you must provide the disclosure contemplated by Instruction 4 to Item 402(b), discussing the difficulty of management reaching the targets. Please refer to Item 402(b)(1)(v) and 402(b)(2)(v and vi) of Regulation S-K.

The proxy disclosed both the EPS and ROE targets for the payment of annual cash incentive program (its “VCP”) on page 15: an absolute EPS target of $2.81 and a relative ROE target at the median of the Compensation Peer Group. These two measures were to be the only targets to determine the dollars available to award to all participants in the VCP, including the named executives.

When the EPS threshold was not met, primarily due to the Company’s balance sheet actions in the fourth quarter of 2006, the Committee exercised its business judgment to determine the funding for the VCP. The other measures referenced in the proxy on pages 16-17 describe the Committee’s considerations in exercising its business judgment to determine VCP awards; however no targets were associated with these measures as they were used to guide the Committee in exercising their judgment after the end of the performance period and not as targets set up at the beginning of the performance period.

3.	You attribute compensation decisions made with regard to Mr. Marshall to the provisions of his compensation agreement. Revise your disclosure to clarify how the Committee determined that the particular provisions of Mr. Marshall’s contract were appropriate under your compensation philosophy.

We acknowledge the staff’s comment and confirm in future filings we will revise our disclosure to include the following:

Final Determinations. The Committee considers several factors and objectives relevant to each specific program when determining compensation. The Committee also contemplates each award’s impact on the Total Direct Compensation package. For example, as described in the 2006 Variable Compensation Plan section below, when the Committee evaluated performance relative to goals to determine the appropriate annual cash incentive award for Executive Officers, it considered the impact on the Executive Officers’ Total Cash and Total Direct Compensation relative to the Company’s Compensation Peer Group.

While Total Direct Compensation is intended to target the median of the relevant market data, actual compensation (both amount and mix) for executives varies based on their performance, prior experience and other pertinent factors. The Committee determined that Mr. Marshall’s package was consistent with the market median data provided by the Committee’s consultant. In addition, for purposes of attracting and retaining key executives, the Committee may determine that an additional award, an above-median sign-on package or an incentive guarantee for a new hire, or a Total Direct Compensation package that is above market median is appropriate.

In order to attract qualified executives, it is sometimes appropriate to include an additional award and/or an incentive guarantee as a part of the sign-on package, in part to mitigate any compensation the executive would forfeit as a result of leaving his or her current role and/or the risk associated with making a job change at that level. The guaranteed annual incentive and equity awards to Mr. Marshall were evaluated by the Committee at the time these benefits were extended to Mr. Marshall and were determined by the Committee to be based on reasonable compensation levels for a chief financial officer among the Company’s Compensation Peer Group and were deemed by the Committee to be appropriate based on the Company’s philosophy.

4.	In the section beginning on page 15 you discuss the various factors considered by the Committee in making the award grants to the named executive officers for performance in 2006. Revise your discussion to clarify how each of the factors impacted the Committee’s determination of the size of the awards made to the named executive officers. Also, please similarly clarify how the factors considered by the Committee in making equity awards impacted the awards made to each of the named executives.

We acknowledge the staff’s comment and confirm in future filings we will revise our disclosure to include the following:

Determination of Awards. Over the past several months, the Committee reviewed information relative to the Company’s performance and strategic actions, and the competitive environment (for both performance and compensation). At its August 2006 meeting, the Committee reviewed the Company’s financial performance on a variety of measures (e.g., EPS, ROE relative to peers, core deposit growth and loan growth), both results for the first six months and the full-year forecast. At that time, Management also presented the Committee with information about events that impacted 2006 EPS. The Committee considered a variety of alternatives to ensure that the VCP would achieve the stated objectives of driving core revenue and earnings growth over the long-term. The Committee determined that the Company’s relative ROE would be more reflective of its performance relative to peers than would absolute EPS performance, given the Company’s balance sheet position and its effect on the Company’s EPS.

At its November 2006 meeting, the Committee evaluated 2006 survey and proxy statement data from its Compensation Peer Group. Based on mid-year changes in the Named Executive Officers’ roles and increases in the Compensation Peer Group’s median annual cash incentive compensation targets, the Company’s 2006 VCP target award levels were below market median levels. The 2006 compensation structure would not achieve the stated objective of providing median compensation for median performance.

At its January and February 2007 meetings, the Committee considered the actions taken in the fourth quarter of 2006 at the Board’s direction that were in the best long-term interest of the business but which had a negative effect on 2006 earnings. Specifically, on November 20, 2006, the Bancorp’s Board of Directors approved taking balance sheet actions to:

•

improve the Company’s asset/liability profile by reducing the size of the Company’s available-for-sale securities portfolio to a size that was more consistent with the Company’s liquidity, collateral, and interest rate risk requirements;

•	improve the composition of the Company’s balance sheet with a lower concentration in fixed rate assets;

•	lower wholesale borrowings to reduce leverage; and

•	improve the position of the Company for an uncertain economic and interest rate environment.

In addition, Management continued to make investments in technology, people and new banking centers to grow revenue and earnings into the future.

The Committee also revisited the Company’s performance at its January and February 2007 meetings. At these meetings the Committee noted that the Company had failed to meet the EPS target for the VCP but also considered a variety of objective and subjective issues that the Committee felt would offset the below threshold EPS performance including:

•	The Company’s relative Operating ROE above the median of its Compensation Peer Group (55th percentile)

•	The 2006 target compensation of the Company’s Named Executive Officers significantly below that of its Compensation Peer Group

•

The impact of significant changes in Management over the last 12-18 months, including the promotion of certain of the Named Executive Officers and the assumption of new individual roles and responsibilities

•	Decisions made to invest in certain items for future growth in the best long-term interests of the Company

•	Economic conditions that impacted all financial institutions in 2006 and impacted the Company more significantly than its Compensation Peer Group

•	The impact of the Company’s balance sheet actions on 2006 earnings

•	The Company’s strong growth in loans, core deposits, and core fee revenue and a superior efficiency ratio, consistent with those contemplated at the time the Plan was established

•	The accomplishment of Management leadership objectives

•	The individual performance of each Named Executive Officer

The Committee considered the preceding items in aggregate to form a conclusion about the Company’s performance relative to its Compensation Peer Group; the Committee did not assign weightings to each factor, however the Committee applied its business judgment to ensure that awards were consistent with the Company’s compensation philosophy and with the VCP’s objectives. The Committee’s objective was to ensure the appropriate alignment between relative performance and relative pay. The Committee determined that in this case the factors it considered generally warranted below median VCP awards to the executives for below median performance. As a result, the Committee made the following decisions with respect to individual 2006 VCP awards to the Named Executive Officers:

•	The Company’s performance relative to its peers warranted a payout under the VCP at below target levels to Messrs. Kabat and Sullivan because of the factors outlined above.

•

The Company’s performance relative to its peers warranted a payout under the VCP at slightly above target to Mr. Carmichael because of the factors outlined above and because of the significant additional responsibilities Mr. Carmichael assumed during 2006.

•

The Named Executive Officers (other than the Chairman) were rewarded based on the considerations outlined above and because prior decisions affecting the Company’s balance sheet were not in their direct control at that time. Since the impact of the balance sheet actions was one of the factors the Committee considered in deciding to pay awards under the VCP to the Named Executive Officers, and since Mr. Schaefer did participate in the development and execution of the previous balance sheet decisions, the Committee determined that Mr. Schaefer would not receive a payout under the VCP for 2006.

•	Mr. Marshall’s award was guaranteed as a part of his employment offer to join the Company during 2006.

•	The Committee believes that the approved awards result in the appropriate alignment between pay and performance, both absolute and relative to the Company’s Compensation Peer Group:

1. The payouts under the VCP for each of the other Named Executive Officers resulted in annual cash incentive compensation between the 10th and 25th percentiles of the Compensation Peer Group based on 2006 proxy data (which reported actual payouts for 2005 results).

2. Total Direct Compensation (excluding the one-time January grants described in the Executive Ownership and Capital Accumulation section) of the other Named Executive Officers is positioned between the 18th and 33rd percentiles of the Compensation Peer Group based on 2006 proxy data.

3. Total Direct Compensation of the other Named Executive Officers including the one-time January grants is positioned between the 37th and 54th percentiles of the Compensation Peer Group.

2006 Long-term Equity-based Compensation Awards

Long-term equity-based incentive compensation awards for the Executive Officers are made to align the focus and rewards with the interests of the Company’s shareholders and to facilitate share ownership among Executive Officers. Award levels are determined based on market median pay levels, Company performance, and the individual performance of each Executive Officer, such as:

•	Division’s revenue and expenses vs. budget

•	Internal and external customer service levels

•	Performance relative to the Company’s strategic initiatives

•	Results related to specific individual responsibilities

The Chief Executive Officer recommends the award levels for the other Executive Officers and the Committee makes the final award determination for all Executive Officers. The award considerations are not based on a formula. Rather, the Committee may choose to make the actual award higher or lower than the target award based on the factors described above. For 2006, the Committee reduced the annual target awards uniformly across the named executives to reflect the Company’s financial performance.

The Compensation Committee, page 8

5.	Please clarify the sources of any data that the Committee uses in benchmarking compensation or performance.

The Company’s proxy describes the benchmarking methodology on page 10. The peer group described in this section is used for both compensation and performance benchmarking. Financial performance data is prepared either by the Committee’s external compensation consultant or by the Company, using publicly available data from proxy statements and other public filings. Compensation data is prepared by the Committee’s external compensation consultants using proprietary compensation databases and publicly available data from proxy statements.

Long-Term Equity-Based Incentive Compensation, page 13

6.	Please disclose the structure of the performance shares portion of equity based compensation. The reader must be able to understand each of the elements of equity compensation in order to understand how the executives are compensated. Please refer to Item 402(b)(2)(ii) of Regulation S-K.

The description on page 13 is a short overview of the Company’s pay mix for Executive Officers. A complete description of all elements of the long-term incentive program, including performance shares, is contained on pages 17-18 of the proxy, in the section labeled 2006 Long-term Equity-based Compensation Awards.

7.	Please discuss the factors that the Committee considered in determining the particular mix of SAR and performance share as the components of the named executive’s incentive compensation. Please refer to Item 402(b)(2)(iii) of Regulation S-K.

Long-term Equity-Based Incentive Compensation. The Company employs various long-term equity-based incentive compensation awards intended to align executives’ awards with shareholders’ interests. These awards include stock-settled stock appreciation rights (“SARs”), restricted stock and performance shares.

For 2006, long-term equity-based incentive compensation awards for Executive Officers were generally granted in the following proportions:

Award Type	Proportion of long-term incentive value
SARs	75%
Performance Shares	25%

Long-term equity-based incentive award targets were first established in dollar terms. Actual share-based awards were calculated in the following manner for 2006:

•	Number of SARs granted = Total long-term equity-based incentive value multiplied by 75%, and divided by the stated SAR value for 2006 ($10 for 2006 awards)

•

Number of performance shares granted = Total long-term equity-based incentive value multiplied by 25%, and divided by the 30-day average share price at the beginning of the performance period ($39.14 for 2006 awards)

The Company has employed this mix of long-term equity-based incentive compensation awards for its Executive Officers since 2004 based on the belief that a substantial portion (here, 75%) of the long-term equity-based incentive compensation opportunity should come from a growth-oriented incentive (i.e., SARs) that aligns executives’ interests with those of the Company’s shareholders. In addition, the Company believes that a full-value share award with strong performance requirements (i.e., performance shares) is important to drive a clear results orientation with stronger retention value and enhanced ownership creation opportunities and should therefore also be granted in a meaningful amount (here, 25%).

The Committee determined that these weightings were appropriate based on the Company’s strategic objectives, compensation philosophy and competitive practice.

2007 Share Ownership Guidelines, page 19

8.	You disclose the Committee’s reason for granting additional options to the named executive officers in January and April 2006. Expand your disclosure to discuss not only why a grant was made, but how the Committee determined the amount of the grant. Please refer to Item 402(b)(1)(v) of Regulation S-K.

In order to retain its Executive Officers in a competitive labor market, many of whom are relatively new to their role and/or to the Company and who are guiding the Company through a leadership and performance transition, the Committee made a special equity grant in January 2006 to a select group of Executive Officers including three Named Executive Officers. The awards consisted of SARs (50% of the value, calculated using $10 per SAR) and restricted stock (50% of the value, calculated using the grant date closing price). Both awards will vest after four years of continued service. The Committee considered individual performance, transition issues, and current ownership levels when making these awards and determined that the amounts of the special January equity grants were necessary and appropriate to achieve the grant’s retention objectives.

These awards, in combination with the long-term equity-based incentive compensation grants made in April 2006, resulted in aggregate 2006 long-term equity-based incentive compensation awards for the Named Executive Officers (excluding Mr. Marshall who was hired in May 2006 and Mr. Graf who left the Company during 2006) below the 55th percentile of the Company’s Compensation Peer Group. The resulting Total Direct Compensation including these awards and the 2006 VCP awards is at the 31st percentile of the Compensation Peer Group based on 2006 proxy data.

The Company did not grant options to the named executive officers during 2006.

Please see our response to question 4 above regarding the determination of the annual April grant amount.

Nonqualified Deferred Compensation, page 30

9.	Revise your disclosure to expand your discussion of the company’s contribution to this plan to clarify how the amount of company contribution is determined. We note that the company made an extensive amount of contributions in 2006, despite a small amount of contributions by the participants. Please refer to Item 402(i)(3) of Regulation S-K.

Nonqualified Deferred Compensation

The Company maintains a Nonqualified Deferred Compensation Plan that allows participant and company contributions.

Participants are able to defer all but $50,000 of their base salary and 100% of their annual cash incentive compensation award. Participant contributions are not matched. For 2006, deferred compensation balances were invested only in the Company’s common stock. Beginning January 1, 2007, participants may diversify their investments into the same investment alternatives as are available in the Company’s 401(k) plan.

In addition, the Company makes contributions for loss of qualified 401(k) plan and/or discretionary contributions due to base salary or annual cash incentive compensation deferrals or due to wage and/or contribution limitations under the qualified 401(k) plan. The company’s contribution to this plan is determined by taking the named executives’ eligible wages above the qualified 401k plan compensation limits ($220,000 for 2006) and applying the company’s 401k match (4%) and discretionary contribution (3% for 2006) percent. If other qualified plan 401k limitations applied the named executives would also have contributions made to this plan for those limitations.

Potential Payouts Upon Termination or Change In Control, page 31

10.

Revise the Compensation Discussion and Analysis to describe and explain how the Committee determined that the payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination of employment were appropriate. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

In future filings, we will include the following additional information:

The treatment of equity-based awards, under all termination scenarios, is dictated by the 2004 Incentive Compensation Plan, which was approved by shareholders on March 23, 2004. The design of that plan, including the vesting provisions under which equity awards continue to vest, was determined by the Committee to be appropriate and consistent with competitive practice among the Company’s peers at that time.

The change-in-control agreements that were put into effect in February 2007 were also determined by the Committee to provide appropriate benefits based on a competitive review of the Compensation Peer Group and published guidance from institutional shareholder groups such as Institutional Shareholder Services and CalPERS.

These arrangements fit into the Company’s overall compensation objectives as they are viewed to be competitive, but not excessive, relative to our Compensation Peer Group, and allow us to attract and retain qualified senior executives. However, these arrangements impact neither the compensation target levels which are based on market median compensation, nor the compensation awards which are based on a variety of performance factors, as described in the proxy.

11.	Revise your disclosures to discuss all payments that each of the named executive officers is entitled to receive upon the various scenarios, which would give rise to payments. Also, please discuss any material differences in the circumstances affecting different named executives. For example, please discuss the reason that only Mr. Schaefer and Mr. Sullivan are entitled to payments under circumstances other than change in control. Please refer to Item 402(j) of Regulation S-K.

Please see pages 31-32 of the proxy for a description of all payment types and sources and the table on pages 32-33 for the disclosure of which types and amounts of payments each of the Named Executive Officers would be entitled under the scenarios presented.

Material differences in circumstances relate to retirement eligibility, as described in the Voluntary or Without Cause sub-sections on page 31 of the proxy as well as footnote (1) to the payment table on pages 32-33. As of December 31, 2006, Messrs. Schaefer and Sullivan were retirement-eligible under their equity compensation award agreements, which provide for continuing vesting of their outstanding equity awards.

Director Compensation, page 34

12.	In footnote 3 to the Director Compensation Table, you list two separate grants for each director on April 4, 2006. In future filings, please revise the footnote to clarify why the company makes two separate grants. Furthermore, please clarify whether the April 2006 grants represent compensation for the current fiscal year or the prior fiscal year.

The table on page 34 describes the director compensation structure, including the two equity grants. The 638 share grant represents the portion (50%) of the annual retainer that is paid in common stock with no vesting requirements, and the 1,914 share grant represents the restricted stock award that vests four years after the grant date. Both awards relate to the fiscal year in which they are granted. In future filings, we will include this information.

13.

Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402 (c)(2)(v) and (vi).

The assumptions used to value the stock and option awards are disclosed in Note 18, “Stock Based Compensation”, of the Notes to Consolidated Financial Statements on page 72 of the 2006 Annual Report. We will include such reference in future filings.

Certain Transactions, page 38

14.	Revise your discussion regarding loans that Officers and Directors have with Fifth Third’s banking subsidiaries were on the same terms, including interest rates as those prevailing for others persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K.

In future filings, we will revise our disclosures regarding loans that Officers and Directors have with Fifth Third’s banking subsidiaries to clarify that, “The loans to such persons … (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender….”

We certainly welcome any additional questions you may have about the responses and if you should require any further clarification, please do not hesitate to call Daniel Poston, Executive Vice President and Controller, at (513) 534-0674 or Matt Curoe, Vice President and Director of External Reporting, at (513) 534-0482.

Sincerely,

/s/ Christopher Marshall
Christopher Marshall
Executive Vice President and Chief Financial Officer